**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION
Suite 202 – 905 West Broadway Street
Vancouver, B.C. V5C 4M3
www.emgold.com

August 31, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD CLOSES FOURTH AND FINAL TRANCHE
OF A FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it has completed a fourth and final tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 280,000 flow- through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$42,000. Together with the first, second, and third tranches of the Flow-Through Financing closed on June 27, 2018, July 10, 2018, and August 15, 2018 respectively, the Company has raised aggregate gross proceeds of $727.214.75.

Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share.

Finder’s Fees of $1,200 along with 4,000 Finder’s Shares and 4,000 Finder’s Warrants were payable in association with the closing of this fourth tranche of the Flow-Through Financing. The closing of the fourth tranche of the Flow-Through Financing and payment of Finder’s Fees is subject to TSX Venture Exchange acceptance. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of issuance.

The FT Shares will entitle the holder to receive the applicable tax benefits, in accordance with the provisions of the Income Tax Act (Canada). Proceeds of the Flow-Through Financing will be used for qualifying exploration at Troilus North Property and the Company’s other B.C. properties.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the Quebec, Nevada, and British Columbia. These include the Troilus North property in Quebec (under option), the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide properties in Nevada, and the Stewart and Rozan properties located in British Columbia. The Company is also in the process of acquiring a 51% interest in the advanced Golden Arrow Property in Nevada with an option to acquire 100% interest.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Troilus North Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.